ROLLTECH, INC.
                          35 - 148th Avenue SE, Suite 9
                               Bellevue, WA  98007

                         Commission File No.: 000-27189

                            -------------------------

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                           --------------------------

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.


This Information Statement (the "Information Statement") is being mailed on or about June 13, 2003, to the holders of record on June 13, 2003, of the shares of the common stock, $0.001 par value (the "Common Stock") of Rolltech, Inc. (the "Company"). It is being furnished in connection with the election of a certain designee to the Board of Directors of the Company (the "Designee").

On June 11, 2003, the Company's affiliate shareholders, Michael Scheglov and Taly Keren (the "Sellers") and Thor Capital Group, Inc. (the "Buyer"), entered into a Stock Purchase Agreement (the "Agreement"). The Agreement provides for Buyer to acquire 4,510,000 shares of the Company's outstanding common stock held by the Sellers (the "Transaction") in exchange for One Hundred and Thirty-Seven Thousand and Five Hundred Dollars (US$137,500), to be paid into the Company by way of private placement of debt or equity by the Buyer, and payable in full to the Sellers in U.S. currency at the Closing Time by the Company in satisfaction of all shareholder loans owed to the Sellers. Sellers agree that the remaining debt owed to them by the Company (in excess of $137,500) of US$16,652 will be hereby assigned to Buyer upon Closing. Additionally, pursuant to an Option Termination Agreement dated June 10, 2003, the Sellers also agreed to terminate the Seller's options to acquire an aggregate of up to 400,000 shares of the Company's outstanding common stock at a price of USD$0.51 per share with expiry in March 2007.

The Company's board of directors and the Buyer has agreed to elect Mr. Albert Abdullin (the "Designee") to the Board of Directors of the Company when the Transaction closes (the "Closing"), effective on or about June 11, 2003. At the same time, Mr. Michael Scheglov, Mr. Taly Keren, Mr. Alexander Karapetian and Mr. Grigoriy Goldenshteyn have agreed to resign as directors of the Company. The Closing of the Transaction is expected to occur on or about June 11, 2003.
The Closing will result in a change of control. If the Transaction is not completed, no change in control will occur.

No action is required by the shareholders of the Company to conclude the Transaction or in connection with the appointment of the Designee to the Board and the resignation of Mr. Michael Scheglov, Mr. Taly Keren, Mr. Alexander Karapetian and Mr. Grigoriy Goldenshteyn as the Company's directors at the Closing. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company to mail to the Company's shareholders the information contained in this Information Statement prior to a change in a majority of the Company's directors. This is because the change in control is not being done at a meeting of the Company's shareholders.

The principal executive office of the Company is currently located at 35 - 148th Avenue SE, Suite #9, Bellevue WA, 98007. Upon completion of the Transaction, the principal office of the Company will be located at 551 Fifth Avenue, Suite 601, New York, New York, 10017.

COMMON  STOCK

The shares of Common Stock are the only class of voting securities of the Company outstanding. They are each entitled to one vote. As of June 10, 2003, there were 5,868,500 shares of Common Stock outstanding. After the closing of the Transaction, there will be 5,868,500 shares of Common Stock outstanding.

RIGHT  TO  DESIGNATE  DIRECTORS;  THE  DESIGNEE

The Board of Directors of the Company currently consists of four (4) members. Each director holds office until his or her successor is elected and qualified or until his or her death, resignation or removal. When the Transaction closes, the current directors of the Company will resign and shall name the Designee to the Board as their successor. The Designee has agreed to act as a director.

The Designee may take office at any time following the Closing, but not less than ten (10) days after the Company files this Information Statement with the Securities and Exchange Commission and transmits it to holders of record of the Company's Common Stock, who would be entitled to vote at a meeting for election of directors, and that, upon assuming office, the Designee will thereafter constitute the Company's Board of Directors.

DESIGNEE

The following table sets forth the full name, present principal occupation or employment, five year employment history and certain other information concerning the Designee:

NAME                 AGE         POSITION

Albert  Abdullin     39          Director,  President,  Secretary,  Treasurer

Mr. Abdullin will serve as a Director, President, Secretary and Treasurer of the Company.

Mr. Albert Abdullin is a resident of the Russian Federation is a co-founder and chairman of the Board of Victoria Company, Republic of Buriatia, Russia. Victoria is a natural resources company incorporated in 2001 with the intent to engage in harvesting, production and marketing of timber.

From 1996 to present, Mr. Abdullin served as a General Director of Ladoga Company, a company that specializes in supplying Russia's mining industry with machinery parts for motor vehicles and trucks.

In 1990, Mr. Abdullin founded Urbrit Company, producer and exporter of casein. Prior to that, from 1987 to 1990, he worked as a Manager for State Machinery and Equipment Manufacturer Plant.

In 1987, Mr. Abdullin graduated from Polytechnical Institute, where he majored in Engineering; in 1994 he received a Certificate in Management and Entrepreneurship from International School of Business, Moscow State Institute of International Relations, Moscow, Russia.

CURRENT  DIRECTORS  AND  EXECUTIVE  OFFICERS  OF  THE  COMPANY

Pursuant to the provisions of the Company's Bylaws, the Company's current directors and executive officers hold office until his or her successor is elected or appointed and qualified, or until his or her death, resignation or removal by the Board of Directors. Certain information about the Company's current directors and executive officers are set forth below.

(a)     Identity  of  our  current  director  and  executive  officer.

NAME                    AGE  POSITION                      DIRECTOR  SINCE

Michael  Scheglov       56   President,  CEO,  Secretary,
                             Director                      February  2000

Taly Keren              53   Vice President, Treasurer,
                             Director                      February
2000
Alexander  Karapetian   45   Director                      April  2000
Grigoriy  Goldenshteyn  53   Director                      April  2000

(b)  Business  experience  of  directors  and  executive  officers.

DR. MICHAEL SCHEGLOV, PRESIDENT, CHIEF EXECUTIVE OFFICER, SECRETARY AND DIRECTOR Dr. Michael Scheglov, DMD was appointed as our Vice-President and a Director on February 4, 2000. Effective September 1, 2001, Dr. Scheglov resigned his position as Vice-President and was appointed President, Chief Executive Officer and Secretary. Dr. Scheglov has over 20 years experience in business management, operations and marketing. From 1986 to present, Dr. Scheglov was the founder, president and CEO of Mountlake Medical Immediate Care Clinics in Washington State. He successfully combined his marketing, professional and business interests in the establishment of a medical facility with 12 doctors and medical professionals. From 1996 to 1998, Dr. Scheglov has served as director of the Odessa Petroleum Corporation. In 1981, Dr. Scheglov founded DentaShield(R), which grew to include three dental care facilities in Washington and Oregon states. In 1972, Mr. Scheglov graduated from the Moscow Medical-


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
Dental School with a Medical Doctor Degree as well as a Doctor of Dental Surgery. In 1975, he received a PhD from the School of Medicine, Moscow, Russia. In 1979, he graduated from the University of Washington, School of Dentistry as a Doctor of Dental Surgery and a Doctor of Medical Dentistry.

TALY KEREN, VICE-PRESIDENT, TREASURER AND DIRECTOR
Taly Keren was appointed as our President, Chief Executive Officer and a Director on February 4, 2000. Effective September 1, 2001, Mr. Keren resigned his position as President and Chief Executive Officer and was appointed Vice-President and Treasurer. Mr. Keren brings more than 20 years of international management, investment, sales and marketing experience. His management experience includes positions in private and public companies. From 1996 to 1998, he served as president and a director of Odessa Petroleum Corporation, an international oil exploration company. In 1978, he founded
Anchor Security Systems Ltd. which he successfully managed for 10 years. As founder and president of Anchor, Mr. Keren personally looked after the marketing and sales of Anchor's security products. From 1986 to 1991, Mr. Keren held board positions with Vikon International Inc. and Ossa Resources Ltd. In 1972, Mr.
Keren graduated with Honours from Kherson Marine Business College, Kherson, Ukraine. In 1976, he graduated from Niagara College in St. Catherine's, Ontario, Canada.

GRIGORIY GOLDENSHTEYN, DIRECTOR
Mr. Goldenshteyn was appointed to our Board of Directors on April 17, 2000. Mr. Goldenshteyn is a professional architectural and structural engineer with 20 years of experience in structural and architectural drafting and design of industrial, residential, and commercial facilities. From 1996 to present, Mr. Goldenshteyn held the position of Designer and CAD Operator at Lee Architectural Group, Inc., in which he participates in the preparation of the designs and drawings for public facilities, as well as commercial and residential projects. From 1994 to 1996, Mr. Goldenshteyn was employed by International Housing, a division of Habitech, Ltd. as the CAD Operator, with the responsibilities of preparing structural, architectural and modulation drawings for various commercial and residential projects in South East Asia. From 1982 to 1992, prior to his immigration to the United States, Mr. Goldenshteyn was a design engineer for a government consulting firm, during which he designed steel, wood and concrete structures. He supervised and coordinated the constructions of industrial and residential building projects at the State Construction Company in Kolomiya, Ukraine, from 1979 to 1982. Mr. Goldenshteyn received an Engineering Drafting and Design Certification from Lake Washington Technical College in Kirkland, Washington, which he attended from 1993 to 1994. In 1979, he received a Civil and Industrial Building Design Diploma from Rovno State University in Rovno, Ukraine, which he attended from 1993 to 1994.

DR. ALEXANDER KARAPETIAN
Dr. Karapetian joined our Board of Directors on April 17, 2000. Dr. Karapetian is an entrepreneur with medical and dental professional background. From 1994 to present, Dr. Karapetian is the president and founder of the Garden of Health Medical-Dental Clinics, a chain of dental clinics, located in New York and Connecticut, of which he was responsible for the organization and the development of the business since inception, as well as the management of ten dentists and seventeen dental assistants along with eleven back office business administrators. From 1986 to 1994, Dr. Karapetian held the position of director at the

International Trading Company in Moscow, Russia, during which he developed, coordinated and supported global industry networks of banking, trading, and consulting professionals through direct communication with international partners of the firm. He was the founder and the president of a dental clinic in Moscow, Russia, from 1983 to 1986, in which he managed twelve dentists and twenty dental assistants. From 1980 to 1983, Dr. Karapetian held the position of Chairman of the Department of Dentistry in the Clinic of National Union, a central refresher school of dentistry in Moscow, Russia, during which he managed 23 dentists, taught molar and periodontal surgery courses, and developed new technologies in Molar Endo and Periodontal Dentistry. He received a DDS Degree from New York University in 1992 and a DDS Degree from Moscow Medical School in 1972. In addition, Dr. Karapetian has a PhD (1978) Degree and an MD Degree
(1974)  from  the  Moscow  Medical  School  in  Russia.

Other than as set forth herein, there are no agreements or understandings for the Company's officers or directors to resign at the request of another person, and the Company's officers and directors are not acting on behalf of or will act at the discretion of any other person.

MEETINGS  AND  COMMITTEES  OF  THE  BOARD  OF  DIRECTORS

The Company does not have standing audit, nominating or compensation committees of the Board of Directors, or committees performing similar functions.

Directors who are full-time employees of the Company receive no additional compensation for services as Directors. Michael Scheglov and Taly Karen are full-time employees of the Company. The Company has been advised that the Designee will not be a full-time employee of the Company.


COMPENSATION  OF  DIRECTORS  AND  EXECUTIVE  OFFICERS

EXECUTIVE  COMPENSATION

                    Annual Compensation                      Long Term Compensation

(a)                 (b)     (c)       (d)     (e)            (f)          (g)

Name and            Year    Salary    Bonus   Other          Restricted   Securities
Principal                   ($)       ($)     Annual         Stock        Underlying/
Position                    (2)               Compensation   Awards       Options
                                              ($)            ($)          (#) (3)
Michael Scheglov     2002   $18,000        -              -            -       200,000
President, CEO       2001   $12,000        -              -       17,500             -
Secretary          2000(1)  $10,000        -              -            -             -

Taly Keren           2002   $18,000        -              -            -        200,00
Vice President       2001   $12,000        -              -       17,500             -
                   2000(1)  $10,000        -              -            -             -

(1)  Incorporated  January  25,  2000


                                                                               5

(2) Each of Messrs. Keren and Scheglov receive a salary pursuant to their respective management agreements. The agreements provide for payment of $2,000 per month in connection with their respective positions. For the year ended December 31, 2001, each of Messrs. Keren and Scheglov received cash compensation of $1,000 per month and were issued 341,000 common shares at a deemed issue price of $0.10 per common share. Effective, October 1, 2002, at the mutual agreement of Messrs. Scheglov and Keren, the management agreements were terminated.
(3) Each of Messrs. Keren and Scheglov were granted stock options to acquire 200,000 shares (including 10,000 options for services as a director) of our common stock at an exercise price of $0.51 per option until expiry in March 2007


COMPENSATION  OF  DIRECTORS

We do not have a compensation committee. We reimburse our directors for expenses incurred in connection with attending board meetings but did not pay director's fees or other cash compensation for services rendered as a director in the year ended December 31, 2002.

We have no formal plan for compensating our directors for their service in their capacity as directors although such directors each received 10,000 options (for Messrs Scheglov and Keren, this included in the compensation table above) to purchase shares of common stock at an exercise price of $0.51 per share as awarded by our board of directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. The board of directors may award special remuneration to any director undertaking any special services on behalf of our company other than services ordinarily required of a director. Other than indicated in this annual report, no director received and/or accrued any compensation for his or her services as a director, including committee participation and/or special assignments.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 14, 2003, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock, as well as by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated

I.     PRIOR  TO  CLOSING  OF  THE  TRANSACTION:

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person known to our Company to be the beneficial owner of more than five percent (5%) of our Company's Common Stock:

NAME  AND  ADDRESS                    AMOUNT AND NATURE             PERCENT OF
OF  BENEFICIAL  OWNER                 OF BENEFICIAL OWNER             CLASS (1)
------------------------------------  ----------------------------  ------------
Dr. Michael Scheglov (2)                        2,455,000                  40.5%
35-148th  Ave.  SE,  Suite  #9
Bellevue,  WA  98007

Taly Keren (3)                                  2,455,000                  40.5%
1427  Bellevue  Avenue
West Vancouver, BC, V7V3P1

Dr. Alexander Karapetian (4)                       10,000                   1.7%
35 - 148th Avenue SE, Suite 9
Bellevue, WA  98007

Gregoriy Goldenshteyn (5)                          10,000                   1.7%
35 - 148th Avenue SE, Suite 9
Bellevue, WA  98007

Directors  and  Executive  Officers
as  a  Group  (6)                               4,930,000                  78.4%

(1) Based on 5,868,500 shares of common stock issued and outstanding as of June 10, 2003. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(2) Includes options to purchase 200,000 shares of our common stock at an exercise price of $0.51 until expiry in March 2007.
(3) Includes options to purchase 200,000 shares of our common stock at an exercise price of $0.51 until expiry in March 2007.
(4) Includes options to purchase 10,000 shares of our common stock at an exercise price of $0.51 until expiry in March 2007.
(5) Includes options to purchase 10,000 shares of our common stock at an exercise price of $0.51 until expiry in March 2007.
(6) Includes options to purchase 420,000 shares of our common stock at an exercise price of $0.51 until expiry in March 2007.

II.     SUBSEQUENT  TO  CLOSING  OF  THE  TRANSACTION:

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person known to our Company to be the beneficial owner of more than five percent (5%) of our Company's Common Stock:

NAME  AND  ADDRESS                    AMOUNT AND NATURE              PERCENT OF
OF  BENEFICIAL  OWNER                 OF BENEFICIAL OWNER              CLASS

Albert  Abdullin                                1,007,913                  17.2%
55A Komsomolsky Prospekt, Apt. 3
Chellabinak, Russia 454138

Boleslav Milkovskii                               954,865                  16.3%
9A Bagrina Str.
Chellabinak, Russia 454010

Igor Romanov                                      895,981                  15.3%
81A Kudryavteeva Str. Apt 14
Chellabinak, Russia  454091

Victor Kislinksii                                 540,871                  9.2%
105A Bratiev Kashirinykh Str.
Chellabinak, Russia

Stockwell, Inc.                                   415,897                  7.1%
556 Main Street
Hunkins Plaza
Charlestown, Nevis

High Peaks Corp.                                  456,432                  7.8%
556 Main Street
Hunkins Plaza
Charlestown, Nevis

Inverness Inc.                                    488,042                  8.3%
556 Main Street
Hunkins Plaza
Charlestown, Nevis

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of the Company's Common Stock of each of the officers and directors of the Company, and the officers and directors of the Company as a group:

NAME  AND  ADDRESS                    AMOUNT AND NATURE               PERCENT OF
OF  BENEFICIAL  OWNER                 OF BENEFICIAL OWNER               CLASS

Albert  Abdoulin                                1,007,913                 17.2%

All  Officers  and  Directors
as  a  Group  (1  person)                       1,007,913                 17.2%

COMPLIANCE  WITH  SECTION  16(A)  OF  THE  EXCHANGE  ACT

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, officers and persons who own more than 10% of the Common Stock of the Company ("Reporting Persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Reporting Persons are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file.

To the best knowledge of the Company, no Reporting Person was delinquent with their Exchange Act Section 16(a) reporting requirements during the most recent fiscal year.

CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

Pursuant to the provisions of the Agreement, the Buyer is expected to acquire an aggregate of 4,510,000 out of the 5,868,500 shares of the Company's outstanding common stock from the Seller and therefore they will be deemed to control the Company. The Designee has advised the Company that it is his intention that, subsequent to the Transaction, the Company will engage in efforts to seek to effect a merger, exchange of capital stock, asset acquisition or other similar business combination (a "Business Combination") with an operating or development stage business (the "Target Business") which desires to employ the Company to become a reporting corporation under the Securities Exchange Act of 1934 ("Exchange Act"). Prior to such time, the Designee does not intend for the Company to engage in any substantive commercial business or other business operations. At this time, the Company cannot assure that this will occur as contemplated.

During the last two years, no director or executive officer of the Company, any nominee to election as a director, or any person known to the Company to own of record or beneficially more than 5% of the Company's Common Stock or any member of the immediate family of any of the foregoing persons had, or will have, any direct or material interest in any transaction or series of similar transactions to which the Company or any of its subsidiaries, was or is to be a party, in which the amount involved exceeds $60,000.

Dated:  June  11,  2003

ROLLTECH,  INC.

/s/  Michael  Scheglov
----------------------
Michael  Scheglov
President,  CEO,  Secretary,  Director


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